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June 28, 2019

Re:                             36Kr Holdings Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam,

On behalf of 36Kr Holdings Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range and commence the offering in September 2019. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed Draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis.

The Company respectfully advises the Commission that it  is currently undertaking a series of reorganization transactions (the “Reorganization”). Upon the consummation of the Reorganization, which will occur prior to the completion of this proposed offering, the Company will obtain control over and become the primary beneficiary of Beijing Duoke Information Technology Co., Ltd. (“Beijing Duoke”), a company incorporated in the People’s Republic of China. The Company will consolidate the financial results of Beijing Duoke in its consolidated financial statements in accordance with U.S. GAAP in its subsequent draft registration statements.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Jihong Liang at +86 136-1122-3950 (liangjihong@36kr.com).

Thanks for your time and attention.

Yours sincerely,

By:	/s/ Li He
Li He

cc:                                Mr. Dagang Feng, Chief Executive Officer

Ms. Jihong Liang, Chief Financial Officer

36Kr Holdings Inc.

Mr. Chris Lin

Simpson Thacher & Bartlett LLP